[SES LETTERHEAD]
June 13, 2007
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Pamela Long Mr. Edward M. Kelly, Esq.

RE:	Registration Statement on Form SB-2 File No. 333-140367
Dear Ms. Long and Mr. Kelly:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Synthesis Energy Systems, Inc. (the “Company”), the registrant under the registration statement on Form SB-2, File No. 333-140367 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on June 13, 2007, or as soon as practicable thereafter.
     In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Synthesis Energy Systems, Inc.
/s/ Timothy E. Vail
Timothy E. Vail
President and Chief Executive Officer